EXECUTED COPY

FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR MAY 9, 2002

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

(Exact name of Registrant as specified in its charter)

TELESP HOLDING COMPANY

(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima, 3729 10° andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

TABLE OF CONTENTS

Telefónica

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

Announces Consolidated Financial Results Accumulated for 2002 – First Quarter

Press Release, May 07, 2002. (13 pages)

For more information, please contact:

Charles E. Allen
TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP, SP, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
callen@telesp.com.br
http://www.telefonica.net.br

(São Paulo - Brazil), (May 07, 2002) TELECOMUNICAÇÕES DE SÃO PAULO S.A -TELESP (NYSE: TSP; BOVESPA: TLPP) today announced its consolidated financial results for the first quarter of 2002, ended March 31. These results are presented in accordance with the Brazilian Corporate Law Method, Law # 6,404, of 12/15/76 revised by Law # 9,457 of 05/05/97, and Law # 10.303 of10/31/01 and stated in nominal reais.

HIGHLIGHTS OF RESULTS

	Consolidated-Accumulated		
Figures in Reais MM	**Mar-02**	**Mar-01**	**Variation**
Net operating revenues	2,354	2,030	*16.0%*
EBITDA [1/]	1,215	1,046	*16.1%*
EBITDA margin(%)	51.6	51.5	*0.1p.p.*
Operating income	371	419	*-11.5%*
Income before income tax, social contribution, prof. sharing & minority interest	364	416	*-12.4%*
Net income	212	242	*-12.4%*
Shares outstanding (bn)	494.4	494.4	*0.0%*
EPS (000)	0.43	0.49	*-12.4%*
Installed Lines (switching) (000)	14,338	13,490	*6.3%*
Lines in service (000)	12,577	11,195	*12.3%*
Telephone density (per 100 inhab.)	33.6	31.7	*1.9p.p.*
LIS/employee	1,208	841	*43.6%*
Digitalization (%)	95.7	94.7	*1.0p.p.*

1/ EBITDA = operating income + depreciation

Anatel, the Brazilian telecommunication regulatory agency, on April 29, 2002 has granted the certification that permits Telefónica to obtain the necessary license to offer domestic and international long distance services in Brazil. Telefónica will be the first and only fixed telecom operator that will be able to offer this service to its customers, thanks to the accomplishment of the targets set by Anatel for the privatization of the sector in July, 1998. The said license will also permit Telefónica to offer local service out of its concession area (São Paulo) and thus be present throughout the country. Brazil is the second most important market for the Telefónica Group besides Spain. Today, Telefónica is the largest international investor group in Brazil, as well as the first among the non-financial enterprises.

Highlights of the Period

- **Net operating revenues** at the end of 1Q02 reached R$2,353.7 million. Compared with the R$2,029.7 million recorded in the same period last year, it shows a R$324.0 million or 16.0% growth. This is justified by the growth in the average number of lines in service (15.6%) and by the tariff increase in June 2001, or 12.3% if the numbers at the end of each quarter are compared.

- **EBITDA** has grown 16.1% on a YoY basis, reaching R$1,214.8 million. This is due to the increase in the net operating revenues explained in the previous item. During the 1Q02 a 51.6% EBITDA margin was registered while in 1Q01 it registered 51.5%.

- **The number of Average Lines in Service** grew from 10,892,515 at the end of 1Q01 to 12,596,455 at the end of 1Q02, a 15.6% growth, equivalent to 1,703,940 units. The number of average lines in service dropped from 12,610,769 in the 4Q01 to 12,596,455 in the 1Q02, showing a reduction of 0.1%. The total numbers of lines in service on March 31, 2002 was 12,576,797, as a consequence of a reduction, in the quarter, of 39,209 lines in service, concentrated in the low end segment of the clients that may lead to a future increase in the average revenue per line. It must be emphasized that the net reduction occurred in the residential segment, following the completion of the Anatel's targets.

- **ADSL -** that is offered under the brand name "SPEEDY" has reached 215,671 clients in March 2002, showing an increase of 252.4% in relation to the 1Q01, when there were 61,203. In relation to the 198,306 clients in December 2001, the growth is 8.8%.

- **The Capex** (Economic Sense) approved for 2002 is R$1,800 million and in the 1Q02 the amount of R$658 million had already been contracted. In comparison with the year 2001, the reported Capex was R$4,400 million and in the 1Q01 the contracted amount was R$1,186 million.

Highlights about revenues

- **Gross Operating Revenue** accumulated on the 1Q02 grew by R$462.6 million or 17.0% compared to the same period in 2001. The gross operating revenue in the quarter was reduced R$91,3 million or 2.8%, reaching R$3,181.8 million in the 1Q02 compared to R$3,273.1 million in the 4Q01.



Gross Operating Revenue - Quarterly Basis
R$ million
Monthly Basic Rental Charge
Installation Charge
Local Service
Other
DLD
Interconnection
Public Telephony
Data Transmission
Phone Directory
-
200.0
400.0
600.0
800.0
1,000.0
1Q01
1Q02

The changes are justified as follows:

- **Monthly Rental Charge:** on 1Q02 there was an increase of R$215.4 million or 31.5% compared to the same period of last year. This is explained mainly by the growth of the average number of lines in service (15.6%) and a 18% tariff increase that occurred on June 24, 2001.

- **Installation Charge:** showed a reduction of R$29.9 million when comparing the 1Q02 and 1Q01, due to lower installation levels in 1Q02, after the compliance of the Anatel's targets.

- **Local Service Revenues:** showed an increase of R$99.1 million until 1Q02 compared to 1Q01, due to the 10.3% traffic growth (exceeding pulses).

- **Other:** showed in 1Q02, a growth of R$29.1 million or 20.1%, compared to the previous year, due to an increase in the rental of dedicated lines, Call Transfer, Phone Conferencing and Caller ID.

- **Fixed-to-fixed Long distance (intrastate):** it reached R$321.1 million in 1Q02. Thus, it went up reaching R$53.7 million or 20.1%, when compared to the same period in 2001, mainly because of the traffic increase and the average 8.4% tariff adjustment in 2001.

- **Fixed-to-mobile revenues:** reached R$665.8 million in 1Q02, and thus, showed an increase of R$109.9 million or 19.8% if compared to the same period in 2001, due to the traffic growth and the tariff readjustment on February 01, 2002 (9.9% to VC1 and 8.8% to VC2).

- **Interconnection Revenue:** reached R$312.0 million in 1Q02, and when compared to the same period in the previous year, presented a reduction of R$35.4 million or 10.2%, due to a decrease of the EILD (Exploração Industrial de Linha Dedicada – Wholesale Rental of Dedicated Line) revenues, after some contracts renegotiation.

- **Public Telephony:** reached R$39.0 million in 1Q02, presenting an increase of R$1.8 million or 4.9% compared to the same period of 2001, due to the increase in the sales of inductive cards for public phones.

- **Data Transmission Revenues:** reached R$103.0 million in 1Q02, an increase of R$21.3 million or 26.1% in comparison to the same period of 2001, due to a gain in the number of "Speedy" clients (Speedy is the ADSL Service Brand Name).

- **Phone Directory:** reached R$1.2 million in 1Q02, presenting a R$2.5 million or 68.0% reduction, in comparison to the same period of 2001, explained by a contraction in the sale of record batches.

Operating Expenses Highlights

Operating Expenses in 1Q02 reached R$1,138.9 million showing an increase of R$155.3 million or 15.8%, compared to the same period of the last year.

Operating Expenses - Quarterly Basis
R$ million


Payroll and Related Charges
General and Administrative Expenses
Taxes
Provisions
Investment Gains (Losses)
Other Operating Revenue (Expenses)
(100.0)
150.0
400.0
650.0
900.0
1Q01
1Q02

Operating Expenses - 1Q02


General and Administrative Expenses 76.6%
Taxes 3.2%
Provisions 7.5%
Investment Gains (Losses) 0.1%
Other Operating Revenue (Expenses) 1.9%
Payroll and Related Charges 10.6%

The Operating Expenses changes are justified as follows:

- **Personnel expenses** reached R$121.8 million in 1Q02 and were reduced by R$15.5 million or 11.3%, compared to the same period of the last year. The change was mainly due to a 21.9% reduction in headcount (13,529 average number of employees until 1Q01 compared to 10,567 average number of employees in 1Q02).

- **General and administrative expenses** in the 1Q02 reached R$872.7 million, showing a growth of R$107.9 million or 14.1% in comparison to the same period in 2001.

Quarterly Disclosure

General and Administrative Expenses
1Q02


Interconnection Expenses 51.1%
Outside Services 40.2%
Materials 3.2%
Other 5.5%

General and Administrative Expenses
1Q01


Interconnection Expenses 47.5%
Outside Services 43.1%
Materials 4.9%
Other 4.5%

The General and Administrative Expenses changes are justified as follows:

a) *Materials* reached R$28.3 million in 1Q02, showing a R$8.9 million or 24.0% reduction, when compared to the same period in 2001. The main reasons are the reduction in the expenses of plant maintenance materials, expenses of fuel and data processing material, partially compensated by an increase of expenses with inductive cards.

b) *Outsourcing expenses* reached R$350.6 million in 1Q02, and when compared to the same period of the previous year, represented an increase of R$20.7 million or 6.3%. The main causes for that are the outsourcing of the technical and administrative services, data processing, advertising, electric power and phone directory.

c) *Inter-connection expenses* reached R$446.0 million in 1Q02 and compared to the same period of 2001 grew by R$82.9 million or 22.8% due to an increase in traffic of fixed to mobile and the tariff increase occurred on June 24, 2001.

d) *Other Expenses*, reached R$47.7 million in 1Q02, an increase of R$13.3 million or 38.4% compared to the same period in 2001, mainly due to an increment in the rental expenses of infra-structure and real estate.

- **Taxes** reached R$36.5 million in 1Q02, and when compared to the same period in 2001, showed an increase of R$13.0 million or 55.2% due to the FUNTTEL – Fundo para o Desenvolvimento Tecnológico das Telecomunicações (representing 0.5% of the Net Operating Revenue), that was enforced in March, 2001.

- **Provision for bad debt** presented in 1Q02 an increase of R$52.7 million compared to the same period in 2001, representing 3.6% of the net revenues. The main reasons are the plant growth and consequent increase in revenues. The bad debt provision is established in accordance to the conservatism accounting guideline adopted by the Telefónica Group. Nevertheless, the Company is developing efforts to keep this variable under control.

- **Other operating revenues (expenses)** registered in 1Q02 a value of R$ -21.6 million showing a decrease of R$4.8 million or 18.2% when compared to the same period in 2001. The main reasons are the increase of the expenses with warehousing, provision for losses and obsolescence of inventories, plus fees paid for data and voice transmission, partially counterbalanced by a reduction in fiscal contingencies.

- **Depreciation** reached R$692.3 million in 1Q02, presenting an increase of R$140.7 million or 25.5%, when compared with the same period in the previous year, mainly due to the plant growth.

NET FINANCIAL REVENUES / (EXPENSES) Comparing to the 1Q01, there was a increase on the financial expenses in 1Q02 due to an increase in the debt level of the Company caused by the efforts in 2001 to promote the plant growth.

Net Financial Revenues			**Variation**	
(Annual comparative)	**1Q02**	**1Q01**	**%**	**R$**
Net Financial Revenues – R$ million	(151.7)	(75.7)	100.4	(76.0)
Results of Financial Operations	(6.9)	(4.5)	53.3	(2.4)
Results of Hedging (Book Value)	(86.4)	184.3	(146.9)	(270.7)
Interest on Debt	(54.3)	(43.1)	26.0	(11.2)
Monetary and Exchange Variation	(4.1)	(212.4)	98.1	208.3

LOANS AND FINANCING: Telesp finished the 1Q02 with a net debt of R$3,588.6 million, or 24.1% of the shareholder's equity, compared to R$2,496.3 million in 1Q01, or 17.2% of the shareholder's equity. In relation to the previous quarter, there was a R$ 415.4 million reduction in the net debt. The liabilities are 100% nominated in foreign currency and were mainly dedicated to the expansion and improvement of the offered services. The Company develops a constant and timely effort to shield the liabilities against the effects of the eventually unstable financial market conditions and exchange rate risk.

NON-OPERATING REVENUES (EXPENSES) showed a value of R$ -6.7 million in 1Q02, showing a variation of R$ -3.7 million or 120.6% in comparison to the same period last year, mainly due to losses of fixed asset write-offs, partially counterbalanced by the increase of accrued fines applied to the suppliers of property, plant and equipment that did not accomplish the agreed terms and conditions.

EMPLOYEE PROFIT SHARING reached R$35.2 million in 1Q02, showing a decrease of R$9.7 million or 21.6%, when compared to the same period of the last year, caused by a reduction of the average number of employees, counterbalanced by the change in the percentage of the employee reward. There was R$9.8 million complement of SRE/2001.

SUBSEQUENT FACTS

- **Telesp announced the spin-off of its Packaged Networks Subsidiary.** On August 03, 2000, the total subsidiary of Telesp, Telefônica Empresas S.A., was established to provide packaged network switched services. On October 10, 2000 the Board of Directors approved a proposal to the segmentation of the business related to the said packaged network switched service, then directly rendered by Telesp, through a transfer of the assets associated with the service to Telefonica Empresas S.A., a non-listed company. This measure intends to increase the efficiency in rendering said services employing state-of-the-art technology and thus, create value to clients, shareholders and the Company itself. The assets transfer to the new Company was submitted to the General Shareholders Meeting on October 27, 2000. The valuation appraisals were approved and the capital increase of the new society was subscribed by the Company by means of cash and fixed assets. The authorization to render the said services was also transferred at the occasion. In the General Shareholders Meeting held on January 30, 2001, the Equity valuation report was approved. The proportional value to the spun-off equity is R$207,799,377.95 without any modification in the number of shares, the rights and the kind of the Company's shares. The filing of the Company was approved and the company's shares started to be traded from May 28, 2001 on. This operation does not imply into any harm to existing compromises of the Company and in particular, the transference of any asset linked to the concession for STFC (Fixed Line Switched Transmission Services). ANATEL, according to Law # 9,472 of 07/16/1997, has approved this operation. The services provided by the Company and corresponding tariffs are regulated by ANATEL.

- **Ceterp acquisition.** On December 22, 1999, the Company acquired, in the privatization auction promoted by the Ribeirão Preto City Government, Ceterp – Centrais Telefônicas de Ribeirão Preto S.A. and its controlled subsidiary, Ceterp Celular S.A. On October 4, 2000, according to the privatization rules, the Company concluded the acquisition by means of a public tender offer for both ON and PN shares. After this, the Company has 96.97% of the preferred shares and 99.85% of the ordinary (voting) shares of Ceterp. On November 27, 2000, according to the Brazilian telecommunications market applicable rules, Ceterp sold its controlled company, Ceterp Celular. On November 30, 2000, the Company incorporated Ceterp S.A.

- **CVM edict # 371 – Pension Plan Accounting Procedures:** On December 13, 2000, CVM published the edict # 371, that approves the IBRACON (Brazilian Accounting Institute) Pronouncement on certain new accounting procedures to register pension plan benefits and contributions. These new accounting procedures are required to be implemented from January 1, 2002 onwards. The Company has undertaken actuarial studies to determine the effects on the Company of such matter and they are incorporated in the December 31, 2001 financials. The total net tax related effect was R$96.5 million on December 31, 2001.

- ***Law #10.303 from October 31, 2001:*** it updated the late Corporate Law (Lei das Sociedades Anonimas) # 6,404 issued in December 15, 1976 and the Law # 6,385 of December 7, 1976. This new Corporate Law has introduced some important modifications in the corporate governance of the listed companies. Simultaneously, and by the same instrument in conjunction with the Edict # 8 and the Decree # 3,995 (all issued in October 31, 2002), CVM – Comissão de Valores Mobiliarios, the securities and exchange commission in Brazil, had its duties and jurisdiction amplified after it had its hierarchy of dependence within the Governmental organization modified thus increasing its autonomy. To the companies, among the most important modifications, one must highlight the new proportion in the number of outstanding ON (voting) and PN (non-voting) shares, new rules to issue debentures, new conditions to exert the right of withdrawal, new responsibilities of the Audit Committee and the Management Committee and the possibility to publish lengthy documents through the internet in lieu of the traditional newspapers. It must be noted that the pooling agreement is now accepted as well as the concerted vote, as decided in a meeting previous to the actual General Shareholders Meetings. The intention behind this procedure is to impede that eventual vested interests prevail over the interests of the society. The companies were given up to one-year period counting from the date the new Law was published, to adapt the respective by-laws and procedures. Some acts necessary to regulate the financial market, including the futures and commodities exchange, that previously pertained to the Banco Central do Brasil, are from now on dealt with by CVM, an autonomous governmental organ.

Tables

Table **1** shows the shareholding structure for Telesp and the historical summary. Table **2** has the Telesp Income Statement. Table **3** and the Table **4** show, respectively, the balance sheets and the operating highlights for TELESP. Table **5** shows tariffs rates, depreciation and Capex. Finally, Table **6** shows loans and financing, derivatives, inflation, and foreign exchange rate figures.

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

(Previoulsy "Telesp Participações S/A")

Table 1. Shareholding structure for Telesp

As of March 31, 2002

Telesp	Ordinary	Preferred	Total
Controlling Company	140,040,860,473	291,819,562,080	431,860,422,553
	84.34%	**88.87%**	**87.35%**
Treasury shares 1/	719,366,993	11,014,010	730,381,003
	0.43%	**0.003%**	**0.15%**
Others	25,281,609,053	36,523,314,031	61,804,923,084
	15.23%	**11.12%**	**12.50%**
Total number of shares	**166,041,836,519**	**328,353,890,121**	**494,395,726,640**

1/ Following the corporate restructuring and will remain in treasury to be cancelled in the future, in accordance to the Brazilian Corporate Law.

Capital stock (in 12/31/01):	**R$5,640,183,649.88**
Book Value per 1.000 shares:	**R$30.16**
Capital stock (in 03/31/02):	**R$5,640,183,649.88**

Consortium SP Telecomunicações Holding S.A.

Company	Percentage
Telefónica Internacional S.A	96.52%
Telefónica, S.A.	3.48%
Total	**100.00%**

Tagline

Telecomunicações de São Paulo S/A - TELESP since November 30, 1999 (due to a corporate restructuring) is the new name of Telesp Participações S/A., a corporation organized under the laws of the Federal Republic of Brazil, formed upon the reorganization of Telecomunicações Brasileiras S.A., in May 22, 1998. TELESP is the principal supplier of fixed line public telecommunications services in the Brazilian state of São Paulo. The Brazilian Government sold its stake in TELESP PARTICIPAÇÕES thus privatizing the Company on July 29, 1998. TELESP's operating concession expires on December 31, 2005, at which point it can be extended for a period of 20 years.

Telecomunicações de São Paulo S/A - TELESP acquired, in December 1999, voting and non voting shares of Centrais Telefônicas de Ribeirão Preto S/A - CETERP. The CETERP cellular operating division was sold afterwards.

In October 10, 2000, the Board of Directors approved the creation of an integral subsidiary to provide package network switched services and afterwards the Company promoted the partial spin-off of this subsidiary which is already a listed company.

TELESP's business, services and tariffs have been regulated by ANATEL (Agência Nacional de Telecomunicações) since June 16, 1997, according to various decrees decisions, plans and regulatory measures.

TELESP became the first operator to file the corresponding information of the accomplishment of Anatel's targets. Anatel has already granted the license, to permit Telesp to offer domestic and international long distance services to its customers, and also to extend its business out of its concession area (São Paulo) to the whole country.

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

(Previously "Telesp Participações S/A")

Table 2. Consolidated income statements

For the three months ended March 31 2001 and 2002

Corporate Law Method

(Unaudited)

(in thousands of Brazilian reais - R$)

	Consolidated - Accumulated		
	Mar-01	**Mar-02**	*var.*
Gross operating revenue	**2,719,187**	**3,181,815**	*17.0%*
Monthly basic rental charges	683,588	899,025	*31.5%*
Installation charge	53,461	23,521	*-56.0%*
Local Service	544,067	643,192	*18.2%*
Other	144,835	173,924	*20.1%*
DLD	823,233	986,903	*19.9%*
Intra region	267,319	321,055	*20.1%*
Fixed to mobile revenues	555,914	665,848	*19.8%*
Interconnection	347,397	312,016	*-10.2%*
Public telephony	37,165	38,995	*4.9%*
Data transmission (ex-package)	81,712	103,044	*26.1%*
Phone directory	3,729	1,195	*-68.0%*
Taxes + others	(689,483)	(828,120)	*20.1%*
Net operating revenue	**2,029,704**	**2,353,695**	*16.0%*
Operating expenses	**(983,626)**	**(1,138,886)**	*15.8%*
Payroll and related charges	(137,284)	(121,778)	*-11.3%*
General and administrative expenses	(764,806)	(872,676)	*14.1%*
Materials	(37,292)	(28,338)	*-24.0%*
Outside Services	(329,850)	(350,563)	*6.3%*
Interconnection expenses	(363,175)	(446,032)	*22.8%*
Others	(34,489)	(47,743)	*38.4%*
Taxes	(23,533)	(36,526)	*55.2%*
Provisions	(32,763)	(85,504)	*161.0%*
Investment gains (losses)	1,221	(752)	*-161.6%*
Other operating revenues / (expenses)	(26,461)	(21,650)	*-18.2%*
Earnings before interest taxes, depreciation and amortization - EBITDA	**1,046,078**	**1,214,809**	*16.1%*
Depreciation and amortization	(551,651)	(692,330)	*25.5%*
Financial revenues	209,844	75,066	*-64.2%*
Financial expenses	(285,475)	(226,760)	*-20.6%*
Interest on company's net worth	-	-	-
Operating income	**418,796**	**370,785**	*-11.5%*
Nonoperating revenues (expenses)	(3,051)	(6,731)	*120.6%*
Income before income tax and social contribution	**415,745**	**364,054**	*-12.4%*
Income tax	(94,546)	(85,735)	*-9.3%*
Social contribution	(34,289)	(31,017)	*-9.5%*
Income before employee profit sharing and minority interest	**286,910**	**247,302**	*-13.8%*
Employee profit sharing	(44,878)	(35,185)	*-21.6%*
Minority interest	-	-	-
Income before interest on company's net worth reversion	**242,032**	**212,117**	*-12.4%*
Interest on company's net worth reversion	-	-	-
Net income	**242,032**	**212,117**	*-12.4%*

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

(Previously "Telesp Participações S/A")

CNPJ Nº 02.558.157/0001-62

Table 3. Balance sheet

At December 31, 2001 and March 31, 2002

Corporate Law - Unaudited

(In thousands of reais - R$)

ASSETS	Consolidated Dec-01	Consolidated Mar-02
Current assets	**3,665,493**	**3,683,285**
Cash and cash equivalents	206,298	131,332
Cash and bank accounts	10,114	5,578
Financial investments	196,184	125,754
Accounts receivable	3,388,781	3,488,719
Accounts receivable from customers	2,089,170	2,256,121
Allowance for doubtful accounts	(307,788)	(339,853)
Receivables from associated companies	3,215	659
Loans and financial investments	2,108	2,101
Recoverable taxes	1,074,054	1,072,603
Recoverable prepaid expenses	38,753	62,491
Maintenance inventories	454,624	420,678
Other assets	34,645	13,919
Recoverable advances	70,414	63,234
Long-term assets	**1,324,051**	**1,244,535**
Loans and financial investments	28,922	28,962
Receivables from associated companies	92,301	73,672
Recoverable taxes	963,449	871,572
Other recoverable values	144,374	171,441
Recoverable advances	9,521	13,669
Other	579	314
Capitalizable investments	84,905	84,905
Permanente Assets	**17,838,369**	**17,513,093**
Investments	142,193	141,456
Property, plant and equipment - net	17,515,212	17,172,486
Deffered results	180,964	199,151
Total Assets	**22,827,913**	**22,440,913**

LIABILITIES	Consolidated Dec-01	Consolidated Mar-02
Current liabilities	**6,125,558**	**5,602,712**
Payroll and related charges	94,399	103,858
Suppliers	999,929	813,222
Income tax	135,586	191,822
Other taxes	445,784	453,485
Loans and financing	2,636,228	2,350,801
Payables to associated companies	69,881	51,659
Consignments	277,528	127,656
Dividends and interest on capital	1,109,296	1,091,366
Accrual for contingencies	7,882	20,938
Other liabilities	349,045	397,905
Long-term liabilities	**2,001,406**	**1,924,660**
Income tax	43,800	41,995
Loans and financing	1,367,804	1,237,769
Payables to associated companies	45,649	77,916
Accrual for contingencies	374,679	397,894
Other liabilities	169,474	169,086
Shareholders' equity	**14,699,323**	**14,911,915**
Share capital	5,640,184	5,640,184
Capital reserves	2,743,176	2,743,651
Profit Reserves	763,551	763,551
Retained earnings	5,552,412	5,764,529
Capitalizable Funds	**1,626**	**1,626**
Total liabilities	**22,827,913**	**22,440,913**

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

(Previously "Telesp Participações S/A")

Table 4. Operating Highlights

		Consolidated - Accumulated		*var.*	Consolidated		*var.*
		Mar-01	Mar-02		4Q01	1Q02	
Capex							
Capital Expenditure	R$ MM	1,186	383 [5/]	*-67.7%*	1,044	383 [5/]	*-63.3%*
Network							
Access Lines - Installed (switching)		13,489,881	14,337,759	*6.3%*	14,346,848	14,337,759	*-0.1%*
Installed Lines - Gain		1,004,164	(9,089)	*-100.9%*	(7,373)	(9,089) [4/]	*23.3%*
Access Lines in Service		11,194,513	12,576,797	*12.3%*	12,616,006	12,576,797	*-0.3%*
Residential		8,133,261	9,320,867	*14.6%*	9,363,815	9,320,867	*-0.5%*
Non-residential		1,430,098	1,505,216	*5.3%*	1,487,520	1,505,216	*1.2%*
Trunk Lines		1,308,187	1,349,481	*3.2%*	1,363,180	1,349,481	*-1.0%*
Public Lines		258,370	333,011	*28.9%*	333,143	333,011	*-0.0%*
Internally used and test lines		64,597	68,222	*5.6%*	68,348	68,222	*-0.2%*
Lines in Services - Gain		598,590	(39,209)	*-106.6%*	3,972	(39,209)	*-1,087.1%*
Average Lines in Service	(ALIS)	10,892,515	12,596,455	*15.6%*	12,610,769	12,596,455	*-0.1%*
Digitalization	(%)	94.7	95.7	*1.0p.p.*	95.7	95.7	*0.0p.p.*
Traffic							
Local Pulses - Registered	(pul 000)	7,772,084	8,805,399	*13.3%*	9,031,926	8,805,399	*-2.5%*
Local Pulses - Exceeding	(pul 000)	5,513,672	6,079,827	*10.3%*	6,342,850	6,079,827	*-4.1%*
Domestic Long Distance [1/]	(min 000)	3,201,790	3,595,887	*12.3%*	3,583,644	3,595,887	*0.3%*
Monthly traffic per ALIS							
Local	(pul)	238	233	*-2.0%*	239	233	*-2.4%*
DLD	(min)	98	95	*-2.9%*	95	95	*0.5%*
Others							
Employees		13,312	10,413	*-21.8%*	10,529	10,413	*-1.1%*
LIS per Employee [2/]		841	1,208	*43.6%*	1,198	1,208	*0.8%*
Monthly Net Op. Revenue per ALIS	(R$)	62.1	62.3	*0.3%*	64.0	62.3	*-2.8%*
Telephone Density	(per 100 inh.)	31.7	33.6 [3/]	*1.9p.p.*	33.8	33.6 [3/]	*-0.2p.p.*

1/ Include intrastate, VC1, VC2 and VC3
2/ End of period
3/ Population: 37,477,522 - source Anatel
4/ Deactivated due to technical reasons
5/ Inclusive capex for Long Distance

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

(Previously "Telesp Participações S/A")

Table 5

Tariff rates (including taxes) - fixed line services

(in reais)

Date of Enforcement	Installation Charge	Monthly Basic Rental Charge: Residential	Business	Trunk line	Pay Phone Unit: Local	Credit	Local Pulses
May 19, 1997 1/	82.17	13.82	20.73	27.64	0.06	0.06	0.08016
Feb 11, 1998	51.36						
Sep 01, 1998	69.10						
Dec 29, 1999 2/	75.56	16.26	24.39	32.53	0.06	0.06	0.08453
Jan 01, 2000	76.62	16.49	24.73	32.99	0.06	0.06	0.08571
Jun 22, 2000 3/	76.62	19.77	30.79	41.06	0.070	0.070	0.09180
Jun 24, 2001 3/	**76.62**	**23.32**	**36.41**	**48.56**	**0.075**	**0.075**	**0.09180**

Date of Enforcement	DLD (1 minute without discounts - normal rates) D1 (up to 50km)	D2 (from 50 to 100km)	D3 (from 100 to 300km)	D4 (over 300km)
May 19, 1997	0.07	0.12	0.18	0.24
Dec 29, 1999	0.07	0.13	0.19	0.26
Jan 23, 2000	0.07	0.13	0.19	0.26
Jun 22, 2000	0.09	0.15	0.20	0.27
Jun 24, 2001	**0.10**	**0.16**	**0.22**	**0.30**

Date of Enforcement	Interconnection (1 min.-without discounts) TU-RL	TU-RIU	Fixed to Mobile (1 minute-without discounts) VC-1	VC-2	VC-3
Jan 01, 1997			0.373	0.801	0.912
Jul 13, 1998	0.036	0.067			
Jun 22, 1999	0.040	0.072			
Jan 01, 2000			0.378	0.812	0.925
Jan 27, 2000	0.040	0.072	0.412	0.886	1.009
Jun 22, 2000	0.046	0.080	0.412	0.886	1.009
Feb 03, 2001			0.453	0.953	1.084
Jun 24, 2001	0.050	0.086	0.453	0.953	1.084
Feb 01, 2002	**0.050**	**0.086**	**0.498**	**1.037**	**1.180**

1/ Installation charge was adjusted on November 1, 1997 and local pulse was adjusted on April 4, 1997

2/ The new tariffs started to be changed in January 12, 2000 in the CTBC concession area.

3/ Some services have differentiated tariff rates for the CTBC concession area (which was absorbed after the Company's restructuring): installation charge (R$64.84), local pulse (R$0.09062), DLD (D1=R$0.09, D2=R$0.13, D3=R$0.19 e D4=R$0.26) and interconnection (TU-RL=R$0.057 and TU-RIU= R$0.092). There are differentiated tariff rate for the CETERP concession area.

Note 1: On June 21, 2001, according to the Acts 17.149 and 17.150, ANATEL (Agência Nacional de Telecomunicações) approved the tariff adjustment of the commuted fixed line service. The Basic Plan increased in average by 10.4%, while the net maximum tariff of the Long Distance Basic Plan increased in average by 7.7%, thus incorporating the productivity gain of 2.8%, in accordance to the Concession Agreement.

Note 2: On January 28, 2002, according to the Act 22.362, ANATEL (Agência Nacional de Telecomunicações) approved the tariff adjustment of the Cellular Móvil Service - SMC, with a increased in 9.9% for the VC1, while the VC2 increase 8.8%. This readjusted are for all the TELESP concession área (sectors 31, 32 and 34 of the Region III), and the new tariffs started to be changed in February 1st, 2002.

Capex 1/

The Society submitted to the Board of Directors the Budget for 2002, ammounting to R$1.800.000. On the General Shareholder's Meeting, according to the Article 196, Law # 6404/76, changed on § 2nd, according to the Law 10.303 of 10/31/01.

The Society invested until March 31, 2002 R$382.889, inclusive capex for Long Distance. On the 1st quarter of 2002,the new commited consolidated capex is as follows:

(in million of reais - R$)

Year	Plant growth commitment: Commited R$	Commited US$	Forecasted R$	Forecasted US$
Mar-02	658	276	666	280

1/ Unaudited

Depreciation Figures

(in million of reais - R$)

March 2002

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP	Cost	Accumulated Depreciation	Book Value
Property, plant and equipment	34,224	(17,966)	16,259
Work in progress 1/	914	0	914
Total	35,138	(17,966)	17,172
Fully depreciated assets			7,573
Average depreciation rate (%)			10.46%

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

(Previously "Telesp Participações S/A")

Table 6

Loans and Financing

(in thousand of reais)

	Currency	Interest Rate	Due Date	Balance as of Mar/02		
				Short Term	Long Term	Total
Mediocrédito	US$	1.75%	2014	7,220	76,877	84,097
CIDA	CAN$	3.0%	2005	348	645	993
Comtel	US$	10.75%	2004	2,973	720,316	723,289
EDCII	US$	Libor + 1.0%	2002	14,081	-	14,081
EDCIII	US$	Libor + 1.0%	2002	14,863	-	14,863
Loans in Foreing Currency 1/			Até 2004	1,277,307	439,931	1,717,238
Sub-total				**1,316,792**	**1,237,769**	**2,554,561**
Loans from Related Companies 2/	US$	Libor + 2.82%	2002	1,034,009	-	1,034,009
Total (See note on Derivatives below)				**2,350,801**	**1,237,769**	**3,588,570**

1/ With ABN, Banco do Brasil, Bank of America, BankBoston, BBA, BBM, BBV, BNP, Bradesco, Citibank, Deutsche, Dresdner, ING, Itaú, Lloyds, Safra, Santander, Sudameris, Tokyo, Unibanco, West LB, as following:

	Currency	Interest Rate	Balance as of Mar/02
Res. 2770	USD	3.55% to 11.20%	597,847
Res. 2770	JPY	0.80% to 4.50%	331,476
Res. 4131	USD	Libor + 1.0% to 8.5%	277,742
Import Financing	USD	Libor + 0.15% to 1.5%	151,997
Debt Assumption	USD	Libor + 0.50% to 11.68%	358,176
Total			1,717,238

2/ Intercompany loan guaranteed by Telefónica Internacional S.A obtained in accordance to the company policy for such matters and following the global market trends through independent consult to varied sources of funds thus resulting in the lowest all-in cost.

Derivatives

On March 31, 2002, the Company has signed derivatives contracts to hedge its exposure foreing currency debt in the amount of R$3,117.8 million (notional), equivalent to 86.9% of the total debt in foreing currecy, included to protect the loans from related companies.

Inflation Figures

	IGP-M	IGP-DI
Jan - Dec 1999	20.10%	19.98%
Jan - Dec 2000	9.95%	9.80%
Jan - Mar 2001	1.42%	1.64%
Jan - Jun 2001	4.32%	4.75%
Jan - Set 2001	7.66%	7.81%
Jan - Dec 2001	10.37%	10.40%
Jan - Mar 2002	0.51%	0.48%

Source: Investnews - Gazeta Mercantil

Exchange Rate Figures

	R$/US$	var. % (YTD)
Dec 31, 1999	1.789	-48.03%
Dec 31, 2000	1.9554	-9.30%
Mar 31, 2001	2.1616	-10.55%
Jun 30, 2001	2.3049	-17.87%
Sep 30, 2001	2.6713	-36.61%
Dec 31,2001	2.3204	-18.67%
Mar 31,2002	2.3236	-0.14%

Source: Bloomberg

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOMUNICAÇOES DE SÃO PAULO S.A. — TELESP

By: /s/ Charles E. Allen

Name: Charles E. Allen
Title: Investor Relations Director

Date: May 9, 2002